UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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IPG PHOTONICS CORPORATION
(Exact name of registrant as specified in its charter)
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Delaware	001-33155	04-3444218
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

50 Old Webster Road,
Oxford, Massachusetts 01540
(Address of principal executive offices) (Zip Code)

Angelo P. Lopresti
Senior Vice President,
General Counsel and Secretary
(508) 373-1100
(Name and telephone number of the person to contact
in connection with this report, including area code.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2017 filed herewith as Exhibit 1.01, is available at http://investor.ipgphotonics.com/sec.cfm.

Any websites referenced in this Form SD and the information accessible through them are not incorporated in this Form SD.

Item 1.02 - Exhibit

The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report for the year ended December 31, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Specialized Disclosure Report to be signed on its behalf by the undersigned thereunto duly authorized.

IPG PHOTONICS CORPORATION

May 29, 2018	By:	/s/ Angelo P. Lopresti
Angelo P. Lopresti
Senior Vice President, General Counsel and Corporate Secretary